Exhibit (a)(1)(v)

The following document summarizes certain key features of the CC Media Holdings, Inc. (“CCMH”) 2012 Restricted Stock for Option Exchange offer (the “2012 Exchange”) and provides information on the process for participating in the 2012 Exchange.

Note: This document and other available materials provided to you concerning the 2012 Exchange contain important information, including a formal and more detailed “Offer to Exchange” that should be read carefully prior to making a decision regarding your participation. These written materials and other documents also may be obtained free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov.

CC Media Holdings, Inc. cannot advise you on whether to participate in the 2012 Exchange or to retain your current options. Only you can decide what action best suits your unique financial and tax situation. Please review all materials carefully and consult with your financial and tax advisors. In the event of a conflict between information in this document and the Offer to Exchange, Election to Participate Form or new form of equity grant agreement, information in those latter documents will prevail.

Terms of the 2012 Exchange Offer

CCMH has established the 2012 Exchange, which allows employees to exchange their current CCMH stock option holdings for restricted shares of CCMH common stock. Under the 2012 Exchange, for every 1 option exchanged you will be granted 0.9 restricted shares of CCMH Common Stock.

For example: If you have 2,000 Eligible Options, they can be exchanged for 1,800 shares of CCMH restricted common stock.

Tax Assistance Program

Participating in the 2012 Exchange is likely to trigger certain tax events for participants. Generally, restricted shares become taxable when they vest and, due to the terms of this program, some of the restricted shares exchanged for options will be immediately vested and will be taxed at ordinary income rates based on the fair market value. Internal Revenue Code section 83(b) allows you to elect to pay taxes on restricted stock awards at the fair market value at the time of award at your prevailing tax rate for ordinary income (currently up to 35% for federal income tax purposes) —whether the stock is vested or not.

To assist with tax withholding liability resulting from participating in the 2012 Exchange, CCMH has developed a special Tax Assistance Program. Under this program, CCMH will grant to each eligible employee “Additional Restricted Shares,” an amount of which the company intends to repurchase to cover certain tax withholding required by law to be made by the Company, subject to a maximum amount of

$3.0 million in the aggregate. In such event that the maximum amount is not sufficient to cover tax withholding required to be made in connection with this offer, participants will be required to fund any remaining tax liability. Employees will receive supplemental information within 3 business days.

To participate in the Tax Assistance Program, you must make an 83(b) tax election on a timely basis. Participation in the Tax Assistance Program is at the election of the employee and completely voluntary. However, those who participate in the 2012 Exchange but do not make this election will be responsible for all required withholding tax liabilities.

Participation

The 2012 Exchange has only been extended to certain eligible employees who hold outstanding options with a per share exercise price equal to $10. Current and former members of the board of directors of CCMH (the “Board”), including any current or former member of the Board who also serves as an employee of CCMH or its subsidiaries, are not eligible to participate in the 2012 Exchange.

Participation in the 2012 Exchange is completely voluntary. Should you elect to participate, you must exchange 100% of all Eligible Options. Your decision must be made by November 19, 2012 at 11 :59 p.m. ET. If you choose not to participate in this offer, you will retain your Eligible Options under their current terms.

To ensure that you make an informed election, we encourage you to read the complete “Offer to Exchange” and all other materials that are furnished to you.

2012 RESTRICTED STOCK FOR OPTION EXCHANGE	PAGE 1

Eligible Stock Options vs. Restricted Stock Offered in the Option Exchange

Component	Terms of Eligible Stock Options	Terms of 2012 Exchange
Form of Award	Stock Option Stock options, once vested, allow eligible employees to purchase a predetermined number of shares at a fixed price within a specific time period.

Restricted Stock

Restricted Stock Awards are grants of actual shares provided to eligible employees, subject to vesting and other restrictions. We are offering to exchange 0.9 shares of CCMH restricted stock for each Eligible Option tendered in the 2012 Exchange.

Exercise Price	$10	Not Applicable
Vesting Requirements (vesting requirements may vary in the case of certain senior managers)

Tranche 1: Time Based Vesting

1/3 of all options: A defined percentage of your options vest each year on the anniversary of their grant date.

(Refer to the terms of your original agreement for the vesting schedule.)

Tranche 2: Time & Performance Based Vesting

1/3 of all options: A defined percentage of your options vest each year on the anniversary of their grant date—with the added requirement of a 0.5x realized Return to Investor (as defined in your original grant agreement).

Tranche 3: Time & Performance Based Vesting

1/3 of all options: A defined percentage of your options vest each year on the anniversary of their grant date—with the added requirement of a 2.0x realized Return to Investor (as defined in your original grant agreement).

Tranche 1: Time Based Vesting

1/2 of all shares: These shares vest in an equal amount on the first, second, third and fourth anniversaries of the date your eligible options were granted to you.

(You will receive a personalized option sheet with your original grant date.)

Tranche 2: Performance Based Vesting

1/2 of all shares: These shares vest immediately on achievement of 1.0x realized Return to Investor.

(Refer to the “Offer to Exchange” for additional information.)

Expiration Dates	If options are not exercised and / or performance criteria not met within 10 years, unexercised or unvested options will expire.	If performance criteria is not met within 10 years, restricted stock subject to performance vesting requirements will expire.
CCMH Tax Assistance Program	Not Applicable	The company has established the Tax Assistance Program to help cover your tax withholding liability, subject to a maximum amount. (Refer to the “Offer to Exchange” for additional information.)
Dividend Rights	Options are not eligible to receive dividends	Restricted stock is eligible to receive dividends. Dividends on unvested shares will be held by the Company until shares vest. If shares are forfeited, then the undistributed dividends revert back to the Company.

2012 RESTRICTED STOCK FOR OPTION EXCHANGE	PAGE 2

Tax Assistance Program: Example

Assumptions: Eligible Employee exchanges 2,000 Options for 1,800 Shares of Restricted Stock.

— 900 shares vest 25% per year beginning in Year 1.	— Ordinary income tax rate of 35%.	— Performance vesting criteria met in Year 5.
— 900 shares vest based on performance.	— Capital gain tax rate of 20%.	— All shares are sold in year 6.

Without 83(b) Election

		Today	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Fair Market Value		$2	$10	$15	$20	$30	$40	$60
Ordinary Income Tax Liability
Shares Vesting	225		$787
	225			$1,181
	225				$1,575
	225					$2,363
	900						$12,600
Capital Gains Tax
Shares Sold	1800							$11,025
Total Taxes Paid								$29,531

				Proceeds from Sale	$108,000
				Income Taxes Paid	$29,531
				Net Profit	$78,469

With an 83(b) Election
		Today	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Fair Market Value		$2	$10	$15	$20	$30	$40	$60
Ordinary Income Tax Liability
Shares Vesting	225	$157
	225	$158
	225	$157
	225	$158
	900	$630
Additional Shares	970	$340
Capital Gains Tax
Shares Sold	1800							$20,880
Total Taxes Paid								$22,480

				Proceeds from Sale	$108,000
				Income Taxes Due	$22,480
				Income Taxes Paid by Company	($1,940)
				Net Profit	$87,460

Disclaimer: These charts are for illustration purposes – Tax rates and stock prices are for example only.

2012 RESTRICTED STOCK FOR OPTION EXCHANGE	PAGE 3

The Election Process

What You Need to Do

1.	Review the Offer to Exchange—the formal document containing complete details and mechanics of the 2012 Exchange—and all other information provided.

2.	Consult with your financial and tax advisors (as appropriate).

3.	If you choose to participate in the 2012 Exchange, fill out and submit the Election to Participate Form. If you choose to participate in the Tax Assistance Program, fill out and submit the 83(b) Election Form.

DEADLINE FOR SUBMITTING COMPLETED FORMS:

11:59 PM ET. November 19, 2012

For More Information

For	any additional questions about the 2012 Exchange offer,

call:

(210) 832-3475

or email:

stockplans@clearchannel.com

You will have the opportunity to attend optional question and answer sessions to help address any questions you may have.

DISCLAIMER: CCMH cannot advise you whether or not to participate in the exchange offer. Before deciding you may wish to consult with one or more of your advisors regarding financial, investment and tax considerations.

2012 RESTRICTED STOCK FOR OPTION EXCHANGE	PAGE 4

Frequently Asked Questions

What are Eligible Options?

Eligible Options are those currently outstanding options to purchase shares of CC Media Holdings, Inc. Class A common stock that (i) were granted under the Clear Channel 2008 Executive Incentive Plan, (ii) have a per share exercise price equal to $10.00 and (iii) are held by eligible employees (i.e., employees eligible to participate in the 2012 Exchange offer).

Do I have to participate in the 2012 Exchange?

No. Participation in the 2012 Exchange is completely voluntary. Although our Board of Directors has approved making this offer to you, neither CC Media Holdings, Inc. nor its Board of Directors is making any recommendation as to your participation in the 2012 Exchange. The decision to participate must be yours. We urge you to consult with your personal financial, investment and tax advisors regarding the tax and other investment related implications of participating in the 2012 Exchange.

Can I exchange just a portion of my options for restricted stock?

No. If you choose to participate, you must exchange all of your Eligible Options.

What will happen to my Eligible Options if I choose not to participate in the exchange?

If you choose not to exchange your Eligible Options, they will remain outstanding in accordance with their existing terms, including the existing exercise price, vesting schedule and expiration date.

May I withdraw my election if I change my mind?

Yes. You may withdraw a previously submitted election to exchange Eligible Options at any time before 11:59 p.m. ET on November 19, 2012 by submitting a completed Withdrawal Form.

2012 RESTRICTED STOCK FOR OPTION EXCHANGE	PAGE 5

Are there any federal or state income tax consequences to participating in the 2012 Exchange?

If you choose to participate in this 2012 Exchange, under current U.S. law you will recognize income for U.S. federal income tax purposes on the vesting of restricted shares or earlier making of an 83(b) election. Depending on your state and locality of residence, you also may have state income tax obligations arising from the exchange. However, CCMH will award “Additional Shares,” subject to conditions outlined in the formal Offer to Exchange, a portion of which the Company intends to repurchase to satisfy all or a significant portion of the tax liability for most participants. You should review this information carefully before deciding whether or not to participate in the 2012 Exchange. You should also consult your personal tax advisor with any questions regarding the tax consequences of participating in the 2012 Exchange in the context of your own situation.

Does the 83(b) election mean that I have to pay the entire income tax liability for all shares offered in exchange for options—both time-vested AND those based on time and performance?

Yes. But this liability is based on our stock’s price —”fair market value”—as of the closing price of the first day of the exchange offer period. The Tax Assistance Program may cover all or a significant portion of this tax burden (as previously described regarding the Tax Assistance Program and subject to its conditions).

2012 RESTRICTED STOCK FOR OPTION EXCHANGE	PAGE 6